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May 27, 2025	C. Brophy Christensen
D: +1 415 984 8793
VIA EDGAR	bchristensen@omm.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Kathleen Krebs

Re:	GCI Liberty, Inc.
Registration Statement on Form S-1
File No. 333-286272

Dear Ms. Krebs:

On behalf of our client, GCI Liberty, Inc., a Nevada corporation (“GCI Liberty”), we are providing its responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated May 20, 2025, with respect to the filing referenced above.

This letter and Amendment No. 2 to the Registration Statement on Form S-1 (as amended, the “Registration Statement”) are being filed electronically via the EDGAR system today.

For your convenience, we have restated below the Staff’s comments in bold, followed by our response to each such comment. Capitalized terms used and not defined herein have the meanings given in the Registration Statement. Page references in our responses correspond to the pages and captions in the Registration Statement:

Amendment No. 1 to Registration Statement on Form S-1

Accounting Treatment, page 56

1.	Your response to prior comment 6 states that the separation and distribution agreement, the tax sharing agreement and the tax receivables agreement are not expected to materially change the future results of GCI Liberty. However, your response to prior comment 8 states that services agreement, facilities sharing agreement, and an aircraft time sharing agreement, as described in the registration statement on pages 122-124, as well as other public company costs, are currently estimated to be less than $10 million per annum. In addition we note your disclosure that "if the cash taxes payable by Liberty Broadband from the separation exceed $420 million, GCI Liberty must pay to Liberty Broadband the value of the portion of U.S. federal, state and local income tax benefits realized by GCI Liberty as a result of certain tax elections made with respect to the separation that correspond to taxes from the separation in excess of $420 million." In light of these factors, please confirm that pro forma financial information are not necessary to reflect GCI Liberty as an autonomous entity. Refer to Rule 11-01(a)(7) of Regulation S-X.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Response: GCI Liberty respectfully acknowledges the Staff’s comment. The Company considered whether pro forma financial information was required pursuant to Rule 11-01(a)(7) of Regulation S-X. The Company notes that the GCI Liberty historical information, as combined, includes all historical costs to appropriately reflect the operations and financial position of the registrant as an autonomous entity, with the exception of the incremental costs associated with the public company costs as described in our previous response. The $10 million of estimated public company expenditures (including approximately $5 million related to the services agreement) were not considered significant enough for purposes of inclusion of pro forma financial statements but instead we included in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 86 of the Registration Statement and note 1 of the historical combined financial statements a statement regarding the various agreements with an indication of magnitude, so investors have the relevant information necessary to make an investment decision. We note that $10 million represents approximately 1% of the Company’s total expenditures for each of the years ended December 31, 2024 and 2023.

In relation to the amount of tax benefits potentially payable to Liberty Broadband, the Company considered whether the impact of the tax receivables agreement would necessitate the inclusion of pro forma financial information. As stated in the Registration Statement on page 126, GCI Liberty and Liberty Broadband will enter into the tax receivables agreement, which would obligate GCI Liberty to pay to Liberty Broadband the value of a portion of the tax benefits realized by GCI Liberty and its subsidiaries if certain conditions are met. More specifically, if the cash taxes payable by Liberty Broadband from the separation exceed $420 million, GCI Liberty must pay to Liberty Broadband the value of the portion of U.S. federal, state and local income tax benefits realized by GCI Liberty as a result of certain tax elections made with respect to the separation that correspond to a cash tax liability from the separation in excess of $420 million.

For purposes of determining the U.S. federal income tax consequences of the internal reorganization and the distribution, Liberty Broadband and GCI Liberty have agreed to value the shares of GCI Group common stock distributed based on the volume-weighted average price of such stock over the first 20 trading days following the commencement of regular way trading. Therefore, the taxes payable by Liberty Broadband as a result of the transaction are not currently calculable and will not be known until following the end of the 20-day trading period after the separation. However, the Company believes, based on the Company’s estimated valuation analysis, that it is unlikely the cash taxes payable by Liberty Broadband will exceed $420 million.

Index to Financial Statements

Combined Statements of Operations, page F-4

2.	Your response to prior comment 9 states that operating expenses include business direct costs, consumer direct costs, technology expense, other expenses, and stock-based compensation expense. Please tell us how this presents your operating expenses by function. Tell us whether operating expenses includes direct and indirect selling expenses (e.g. advertising and selling costs paid to third parties and compensation costs for sales employees) or general and administrative expenses (e.g. direct costs of administering the business and other indirect costs excluding those included in cost of sales). Tell us whether operating expenses include direct and indirect costs related to the revenue caption. In this regard, explain how your presentation complies with Rule 5-03(b)(4) of Regulation S-X which requires the separate presentation of selling, general and administrative expenses.

Response: GCI Liberty respectfully acknowledges the Staff’s comment. As stated in our previous response, the Company operates as a single segment because the CODM assesses the performance and allocates resources based on the Company’s combined statements of operations, as the converged network requires the CODM to manage and evaluate the results of the business in a combined manner to drive efficiencies and develop uniform strategies. The operating expenses disclosed represent the functional areas of the business that the CODM reviews to evaluate the overall business performance of the converged network.

Corporate overhead costs (which can be considered general and administrative in nature) were included in the list of costs captured in the Other expense category within Operating expenses in note 12 to the accompanying combined financial statements (“Note 12”). In response to the Staff’s question, the Company has revised its presentation on the face of the financial statements to include amounts that were previously included in Other operating expense and Stock-based compensation in Note 12 in Selling, general and administrative expense (including stock-based compensation). Conforming changes have also been made to Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 12.

Operating expenses includes certain immaterial direct and indirect selling expenses. Such costs represent approximately 5% of total revised operating expenses (excluding selling, general and administrative expense) for the three months ended March 31, 2025 and both of the years ended December 31, 2024 and 2023. Note 12 details what costs are captured in each operating expense category. Given these amounts are not material and the current presentation of such expenses reflects how management reviews the performance of the business, the Company believes the revised presentation of Operating expense and Selling, general and administrative expense (including stock-based compensation) is appropriate and would not be misleading to an investor.

Notes to Combined Financial Statements

(1) Basis of Presentation, page F-7

3.	Please clarify your response to prior comment 8 to explain whether the corporate function for the operation of a public company is reflected in the historical financial statements of GCI Liberty. If you have allocated common expenses, you should disclose the allocation method used in the notes to the financial statements along with management’s assertion that the method used is reasonable. Refer to SAB Topic 1.B.1.

Response: GCI Liberty respectfully acknowledges the Staff’s comment. GCI Liberty notes that a corporate function for the operation of a public company will be assumed by certain Liberty Media Corporation employees through a services agreement, facilities sharing agreement and an aircraft time sharing agreement, as described in the Registration Statement on pages 127-129, as well as other public company costs, which are currently estimated to be less than $10 million annually. These amounts are not reflected in the historical financial statements of GCI Liberty as they are to be incurred based on contractual agreements that are not yet in place, and will be incurred in the future. In addition, we note that there was no allocation of common expenses as no corporate costs have been incurred on behalf of GCI Liberty.

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If you have any questions, please do not hesitate to contact the undersigned at (415) 984-8793 or bchristensen@omm.com.

Very truly yours,

/s/ C. Brophy Christensen

C. Brophy Christensen

cc:	GCI Liberty, Inc.
Renee L. Wilm

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